Exhibit 99.1

Sundial Growers to Announce Year-End and Fourth Quarter 2021 Financial Results on March 29, 2022

CALGARY, AB, March 10, 2022 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial") announced today that it will release its year-end and fourth quarter financial results ended December 31, 2021 after market close on March 29, 2022.

Following the release of its year-end and fourth quarter 2021 financial results, Sundial will host a conference call and webcast at 10:30 a.m. EST (8:30 a.m. MST) on March 30, 2021.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:

 https://services.choruscall.ca/links/sundialgrowers20220330.html

REPLAY

A telephone replay will be available for one month. To access the replay dial:

Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010

When prompted, enter Replay Access Code: 8526 #

The webcast archive will be available for three months via the link provided above.

About Sundial Growers Inc.

Sundial is a public company whose shares are traded on Nasdaq under the symbol "SNDL". Its business is reported and analyzed under three operating segments: Cannabis Operations, Cannabis Retail (which, in the next reporting period following the Transaction will become Cannabis and Liquor Retail), and Investment Operations.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Sundial's investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

Sundial is proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sundial-growers-to-announce-year-end-and-fourth-quarter-2021-financial-results-on-march-29-2022-301499864.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2022/10/c3449.html

%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 10-MAR-22